Communications Research, Inc 400C Lake Street, Ramsey, NJ 07446 Tel 201 825-9100 Fax 201 825-4401

October 26, 2006

Larry Spirgel, Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Communication Research, Inc. (the “Company”)

SEC File No. 0-50069

Form 10-KSB for the year ended December 31, 2005

Form 10-QSB for the three months ended March 31, 2006

Response to Comment Letter dated October 5, 2006

Ladies and Gentlemen:

To assist the Staff of the Commission in completing its review of the above referenced filings, the comments from your comment letter dated October 5, 2006, are quoted below in italics and are followed in each case by the Company’s response thereto.

Form 10-KSB for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1. COMMENT:  Your audit report indicates your auditors have audited the accompanying balance sheets as of December 31, 2005 and 2004.  Ask your auditors to revise their audit report to indicate they have audited only the period included on your balance sheet.

RESPONSE: The audit report has been revised to properly reflect the balance sheet audited at December 31, 2005.

Statement of Cash Flows, page F-5

2. COMMENT:  Revise your Statement of Cash Flows to reflect the cash and cash equivalents at the end of the period, as reported on your Balance Sheet.  In addition, revise your Statement of Cash Flows to reflect the net loss as reported in the Statement of Operations.

RESPONSE: The accompanying statement of cash flows for the year ended December 31, 2005 has been revised to properly reflect cash and cash equivalents at the end of the period, as reported on the balance sheet at December 31, 2005, and to properly reflect the net loss for the year ended December 31, 2005, as reported on the statement of operations for the same period.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Note 4 – Significant Transactions, page 8

3. COMMENT:  We note that during the three months ended March 31, 2006 you issued $690,000 in common stock

Response to Comment Letter dated October 5, 2006 PAGE 2

to the Company’s President and other employees for services rendered.  You indicate in MD&A that the increase in G&A expenses represents the payment of back salaries and compensation for up to five years.  It does not appear that you have recorded any liabilities for the compensation expense due to the officers and employees in prior years’ financial statements.  Revise your financial statements at December 31, 2005 to record these amounts as accrued liabilities, or tell us why these amounts do not represent liabilities to the company at that time.

RESPONSE: The common stock issued to the Company’s President and other employees during the first quarter of 2006 was issued to them as a bonus.  At December 31, 2005, the bonus had not been approved by the Company’s board of directors, and thus had not been accrued as a liability at that time.  The Company’s MD&A has been revised to properly reflect the transaction.

Additional Comments

Pursuant to the Commission’s request, management of the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing,

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That Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or need any additional information, please telephone the undersigned at 201-825-9100.  Thank you for your assistance.

COMMUNICATIONS RESEARCH, INC.

/s/ Carl R. Ceragno

Carl R. Ceragno

Chief Executive Officer and Chief Financial Officer